UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM SD
SPECIALIZED DISCLOSURE REPORT
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EXPRESS, INC.
(Exact name of registrant as specified in its charter)
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Delaware	001-34742	26-2828128
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1 Express Drive Columbus, Ohio		43230
(Address of principal executive offices)		(Zip Code)

D. Paul Dascoli Senior Vice President, Chief Financial Officer and Treasurer Telephone: (614) 474-4001
(Name and telephone number, including area code, of the person to contact in connection with this report.)

____________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to
December 31, 2013.

Section 1 -    Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Overview

Unless the context indicates otherwise, the terms "Express," "we," "its," "us," and "our" refer to Express, Inc. and its consolidated subsidiaries.
Express is a specialty apparel and accessories retailer offering both women's and men's merchandise. We do not own or operate any manufacturing facilities and, as a result, we contract with third-party vendors for the production of all of our merchandise. For a further discussion of our products, please refer to our Annual Report on Form 10-K for the fiscal year ended February 1, 2014 filed with the Securities and Exchange Commission on April 1, 2014. The information contained in our Annual Report on Form 10-K is not incorporated by reference into this Form SD or our Conflict Minerals Report attached hereto as Exhibit 1.02 ("Conflict Minerals Report") and should not be considered part of this Form SD or our Conflict Minerals Report.
Express is committed to a responsible supply chain. As part of this commitment, we are committed to (1) compliance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the "Conflict Minerals Rule"), and (2) avoiding the use of Conflict Minerals (as defined below) which may directly or indirectly finance or benefit armed groups engaging in human rights abuses in the eastern Democratic Republic of the Congo (the "DRC"). As used herein and consistent with the Conflict Minerals Rule, "Conflict Minerals" are columbite-tantalite (coltan), cassiterite, gold, wolframite, and the derivatives tantalum, tin, and tungsten, without regard to the location of origin of the minerals or derivative metals.
We estimate that less than 5% of all products we purchased for resale in 2013, based on cost, contain Conflict Minerals that we believe are necessary to the functionality or production of the products; and in such products, Conflict Minerals constitute only a very small portion of the product content. These products include fashion jewelry, watches, and personal care products. We refer to these products as "in-scope products."
We do not directly source Conflict Minerals from mines, smelters, or refiners, and we believe that we are many levels removed from these upstream activities and the parties that are involved in them. Accordingly, we and our direct merchandise suppliers often have significant difficulty identifying upstream parties in these supply chains and have very limited influence over them. Notwithstanding such challenges, through the efforts described in this Form SD and our Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals policy, which is described in our Conflict Minerals Report, and our commitment to responsible sourcing.
Reasonable Country of Origin Inquiry Information
We conducted a reasonable country of origin inquiry with respect to the necessary Conflict Minerals contained in our in-scope products for 2013. Based on this inquiry, or the due diligence measures discussed in our Conflict Minerals Report, as applicable, we made the following conclusions regarding the Conflict Minerals necessary to the functionality or production of our in-scope products for 2013:

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None of these Conflict Minerals were known by us to have directly or indirectly financed or benefited armed groups in the DRC or an adjoining country (collectively, the "DRC Region"). The term "armed group" has the meaning contained in the Conflict Minerals Rule.

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As a result of challenges we and our suppliers face in tracing a multi-tier supply chain, we were unable to determine with respect to some of our fashion jewelry products the country of origin of the necessary Conflict Minerals contained therein, the facilities used to process the necessary Conflict Minerals in such fashion jewelry products, and whether or not the necessary Conflict Minerals in such fashion jewelry products came from recycled or scrap sources. For the remaining fashion jewelry products, we had either no reason to believe that the necessary Conflict Minerals may have originated in the DRC Region or we reasonably believed such Conflict Minerals to have come from recycled or scrap sources.

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We were also unable to determine with respect to our watches and personal care products the country of origin of the necessary Conflict Minerals contained therein, the facilities used to process the necessary Conflict Minerals in such products, and whether or not the necessary Conflict Minerals in such products came from recycled or scrap sources as a result of challenges we and our suppliers face in tracing a multi-tier supply chain.

To the extent applicable, we utilized the supplier engagement approach contemplated by the Organization for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition, 2013) (the "OECD Guidance") for our reasonable country of origin inquiry. Our application of the OECD Guidance for 2013 is discussed in our Conflict Minerals Report.
The foregoing information is available at the following Internet website: http://www.express.com/investor. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or our Conflict Minerals Report.
Conflict Minerals Report
As required by the Conflict Minerals Rule, a Conflict Minerals Report is attached hereto as Exhibit 1.02 to Form SD and is available at the following Internet website: http://www.express.com/investor.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 - Exhibits

Item 2.01     Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 - Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

EXPRESS, INC.

By:	/s/ D. Paul Dascoli	Date: June 2, 2014
D. Paul Dascoli
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.02	Conflict Minerals Report.

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